UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-276219) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED, EXCEPT FOR THE STATEMENTS REGARDING OUR EARNINGS FORECAST UNDER THE CAPTIONS “3. EARNINGS FORECAST ON A CONSOLIDATED BASIS (FOR THE FISCAL YEAR ENDING MARCH 31, 2025)” AND “(2) EARNINGS FORECAST FOR THE FISCAL YEAR ENDING MARCH 31, 2025 (FISCAL 2024).”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
Name: Jun Okahashi
Title: Executive Officer & General Manager, Financial Accounting Dept.

Date:  May 15, 2024

Sumitomo Mitsui Financial Group, Inc.

May 15, 2024
Sumitomo Mitsui Financial Group, Inc.
Consolidated financial results for the fiscal year ended March 31, 2024
<Under Japanese GAAP>

Head office: 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan
Stock exchange listings: Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange
URL: https://www.smfg.co.jp/english/
President: Toru Nakashima
Date of ordinary general meeting of shareholders: June 27, 2024 Date of payment of year-end dividends: June 28, 2024
Annual securities report (Yukashoken hokokusho) issuing date: June 21, 2024
Investors meeting presentation for financial results: Scheduled

Note: Amounts less than one million yen have been rounded down.

1. Consolidated financial results (for the fiscal year ended March 31, 2024)

(1) Operating results	(Millions of yen, except per share data and percentages)

	Ordinary income		Ordinary profit		Profit attributable to owners of parent
Fiscal year ended March 31, 2024	¥9,353,590	52.3%	¥1,466,128	26.3%	¥962,946	19.5%
Fiscal year ended March 31, 2023	6,142,155	49.4	1,160,930	11.6	805,842	14.0

Notes:	1.	Comprehensive income:
		(a) for the fiscal year ended March 31, 2024: ¥2,629,723 million [154.9%] (b) for the fiscal year ended March 31, 2023: ¥1,031,712 million [83.6%]
	2.	Percentages shown in ordinary income, ordinary profit, profit attributable to owners of parent and comprehensive income are the increase (decrease) from the previous fiscal year.

	Earnings per share	Earnings per share (Diluted)	Return on net assets	Ordinary profit on total assets	Ordinary profit on ordinary income
Fiscal year ended March 31, 2024	¥724.55	¥ 724.34	7.0%	0.5%	15.7%
Fiscal year ended March 31, 2023	590.46	590.26	6.5	0.4	18.9

  Note:   Equity in gains (losses) of affiliates:

  (a) for the fiscal year ended March 31, 2024: ¥71,986 million   (b) for the fiscal year ended March 31, 2023: ¥55,461 million

(2) Financial position	(Millions of yen, except per share data and percentages)
	Total assets	Net assets	Net assets ratio	Net assets per share
As of March 31, 2024	¥ 295,236,701	¥ 14,799,967	5.0%	¥ 11,157.36
As of March 31, 2023	270,428,564	12,791,106	4.7	9,430.52

Notes:	1.	Stockholders’ equity:
		(a) as of March 31, 2024: ¥14,660,110 million (b) as of March 31, 2023: ¥12,680,465 million
	2.	Net assets ratio = {(Net assets – Stock acquisition rights – Non-controlling interests) / Total assets} X 100

(3) Cash flows	(Millions of yen)
	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at year-end
Fiscal year ended March 31, 2024	¥ 642,862	¥ (918,904)	¥ 280,693	¥ 66,380,330
Fiscal year ended March 31, 2023	(5,895,185)	5,931,059	(357,778)	65,864,248

2. Dividends on common stock	(Millions of yen, except per share data and percentages)
	Cash dividends per share					Total dividends (annual)	Dividend payout ratio	Ratio of dividends to net assets
	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual
Fiscal year
ended March 31, 2023	¥ —	¥115	¥ —	¥125	¥240	¥325,768	40.4%	2.6%
ended March 31, 2024	—	135	—	135	270	357,481	37.1	2.6
ending March 31, 2025 forecast/Before considering the stock split	—	165	—	165	330		40.5
(forecast/After considering the stock split)	—	165	—	55	—		40.5

Notes:	1.	At the Board of Directors held on May 15, 2024, the Company resolved to conduct a three for one split of the Company’s common stock on the record date of September 30, 2024.
	2.	Dividend payout ratio = (Total dividends on common stock / Profit attributable to owners of parent) X 100 At the Board of Directors held on May 15, 2024, the Company resolved to repurchase its own shares, and dividend payout ratio for the fiscal year ending March 31, 2025 (forecast) is taking into account the impact of the repurchase of its own shares.
	3.	Ratio of dividends to net assets = Total dividends on common stock / {(Beginning balance of Stockholders’ equity + Ending balance of Stockholders’ equity) / 2}X 100

Sumitomo Mitsui Financial Group, Inc.

3. Earnings forecast on a consolidated basis (for the fiscal year ending March 31, 2025)

	(Millions of yen, except per share data and percentage)
	Profit attributable to owners of parent		Earnings per share
Fiscal year ending March 31, 2025	¥ 1,060,000	10.1%	¥ 271.34

Note:

Forecasted earnings per share is calculated by dividing forecasted profit attributable to owners of parent by the number of issued common stocks (excluding treasury stocks) as of March 31, 2024. The number of issued common stocks (excluding treasury stocks) is taking into account the impacts of the stock split and the repurchase of its own shares resolved by the Company at the Board of Directors held on May 15, 2024.

[Notes]

(1) There were no changes in material consolidated subsidiaries in the fiscal year.

(2) Changes in accounting policies, changes in accounting estimates and restatements

(a) Changes in accounting policies due to application of new or revised accounting standards	:	No
(b) Changes in accounting policies due to reasons other than above (a)	:	No
(c) Changes in accounting estimates	:	No
(d) Restatements	:	No

(3) Number of shares issued (common stocks)

	As of March 31, 2024	As of March 31, 2023
(a) Number of shares issued (including treasury stocks)	1,337,529,084 shares	1,374,691,194 shares
(b) Number of treasury stocks	23,587,866 shares	30,070,650 shares

	Fiscal year ended March 31, 2024	Fiscal year ended March 31, 2023
(c) Average number of shares issued in the year	1,329,025,818 shares	1,364,770,096 shares

Note: Number of shares used in calculating “Earnings per share” (on a consolidated basis) is reported on page 14 “(Per share data)”.

[Reference] Summary of financial information on a non-consolidated basis

Non-consolidated financial results (for the fiscal year ended March 31, 2024)

(1) Operating results					(Millions of yen, except per share data and percentages)
	Operating income		Operating profit		Ordinary profit		Net income
Fiscal year ended March 31, 2024	¥936,815	33.5%	¥ 550,062	27.5%	¥ 539,377	28.4%	¥ 545,114	36.1%
ended March 31, 2023	701,653	13.9	431,307	6.9	419,980	6.9	400,380	1.3

	Earnings per share		Earnings per share (diluted)
Fiscal year ended March 31, 2024	¥410.16		¥410.04
ended March 31, 2023	293.37		293.27
Note: Percentages shown in operating income, operating profit, ordinary profit and net income are the increase (decrease) from the previous fiscal year.

(2) Financial position					(Millions of yen, except per share data and percentages)
	Total assets		Net assets		Net assets ratio		Net assets per share
As of March 31, 2024	¥ 19,745,893		¥ 6,075,333		30.8%		¥ 4,623.04
As of March 31, 2023	17,046,916		6,060,165		35.5		4,506.12
Note: Stockholders’ equity
(a) as of March 31, 2024: ¥6,074,401 million (b) as of March 31, 2023: ¥6,059,020 million

[Note on audit procedures]

This report is out of the scope of the audit procedures.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“the Company”) and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group, Inc.

* Appendix: Financial results for the fiscal year ended March 31, 2024 supplementary information

Sumitomo Mitsui Financial Group, Inc.

I. Operating and financial review

1. Consolidated operating results for the fiscal year ended March 31, 2024 (fiscal 2023)

(1)	Operating results

In fiscal 2023, net business profit increased by ¥283.8 billion year-on-year to ¥1,560.2 billion. The primary reasons were the recovery of the business result at SMBC Nikko Securities Inc., the strong performance of Sumitomo Mitsui Card Company, Limited. and increases in interest income from domestic and overseas loans.

Total credit cost increased by ¥63.9 billion year-on-year to ¥274.0 billion, mainly due to expanding the businesses of retail subsidiaries, recording reserve for domestic and overseas large borrowers, and recording forward-looking provisions corresponding to future business environment changes.

As a result, ordinary profit increased by ¥305.2 billion year-on-year to ¥1,466.1 billion, and profit attributable to owners of parent increased by ¥157.1 billion year-on-year to ¥962.9 billion.

Consolidated		(Billions of yen)

	Fiscal year ended March 31, 2024	Change from the fiscal year ended March 31, 2023
Net business profit	¥ 1,560.2	¥ 283.8
Gross profit	3,738.8	568.6
General and administrative expenses	(2.250.6)	(301.3)
Equity in gains of affiliates	72.0	16.5
Total credit cost	(274.0)	(63.9)
Ordinary profit	1,466.1	305.2
Profit attributable to owners of parent	962.9	157.1

SMBC non-consolidated
Banking profit *	¥ 901.3	¥ 85.4
Gross banking profit	1,885.2	185.7
Expenses (excluding non-recurring losses)	(983.9)	(100.3)
Total credit cost	(96.3)	19.2
Ordinary profit	1,040.5	174.7
Net income	762.6	128.5

* Banking profit (before provision for general reserve for possible loan losses)

(2)	Earnings forecast for the fiscal year ending March 31, 2025 (fiscal 2024)

Earnings forecast for profit attributable to owners of parent is ¥ 1,060.0 billion.

Sumitomo Mitsui Financial Group, Inc.

2. Consolidated financial position as of March 31, 2024

(1)	Assets and liabilities

Total assets as of March 31, 2024 were ¥ 295,236.7 billion, an year-on-year increase of ¥ 24,808.1 billion.

As for major account balances, loans and bills discounted increased by ¥ 8,609.8 billion to ¥ 107,013.9 billion year-on-year and deposits increased by ¥ 6,069.1 billion to ¥ 164,839.4 billion year-on-year.

(2)	Net assets

Net assets were ¥ 14,800.0 billion, an year-on-year increase of ¥ 2,008.9 billion. Stockholders’ equity within net assets was ¥ 10,630.0 billion, an year-on-year increase of ¥ 321.6 billion after the contribution of profit attributable to owners of parent and the payment of cash dividends.

(3)	Cash flows

The Company generated ¥ 642.9 billion in cash flows from operating activities including interest received and paid, net changes in loans and bills discounted and deposits, an year-on-year increase of ¥ 6,538.0 billion, used ¥ 918.9 billion in cash flows from investing activities including purchases and sale of securities and tangible fixed assets, an year-on-year decrease of ¥ 6,850.0 billion, and generated ¥ 280.7 billion in cash flows from financing activities including payment of dividends, an year-on-year increase of ¥ 638.5 billion. Consequently, cash and cash equivalents amounted to ¥ 66,380.3 billion, an year-on-year increase of ¥ 516.1 billion.

II. Basic approach to the selection of accounting standards

The Company selects Japanese GAAP as our accounting standards.

Since American depository receipts (ADRs) of the Company are listed on the New York Stock Exchange, the Company separately prepares consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), and the Company is considering the possibility of application of IFRS in the future.

Sumitomo Mitsui Financial Group, Inc.

III. Consolidated financial statements

1. Consolidated balance sheets

	Millions of yen
March 31	2023	2024
Assets:
Cash and due from banks	¥75,913,960	¥78,143,100
Call loans and bills bought	5,684,812	5,333,883
Receivables under resale agreements	5,785,945	8,525,688
Receivables under securities borrowing transactions	5,576,612	6,799,541
Monetary claims bought	5,558,287	6,103,091
Trading assets	8,751,204	11,540,063
Money held in trust	12,957	23,751
Securities	33,213,165	37,142,808
Loans and bills discounted	98,404,137	107,013,907
Foreign exchanges	1,942,764	2,068,885
Lease receivables and investment assets	226,302	207,645
Other assets	13,243,899	15,313,546
Tangible fixed assets	1,494,527	1,006,883
Assets for rent	519,308	—
Buildings	323,411	323,967
Land	412,045	405,761
Lease assets	23,317	29,892
Construction in progress	30,983	40,894
Other tangible fixed assets	185,460	206,368
Intangible fixed assets	897,848	976,706
Software	521,545	623,266
Goodwill	277,311	268,833
Lease assets	451	323
Other intangible fixed assets	98,539	84,283
Net defined benefit asset	704,654	913,791
Deferred tax assets	74,084	71,427
Customers’ liabilities for acceptances and guarantees	13,693,771	14,869,558
Reserve for possible loan losses	(750,369)	(817,578)

Total assets	¥270,428,564	¥295,236,701

Sumitomo Mitsui Financial Group, Inc.

(continued)

	Millions of yen
March 31	2023	2024
Liabilities:
Deposits	¥158,770,253	¥164,839,357
Negotiable certificates of deposit	13,025,555	14,672,275
Call money and bills sold	2,569,055	3,138,049
Payables under repurchase agreements	16,772,716	19,625,877
Payables under securities lending transactions	1,521,271	1,736,935
Commercial paper	2,349,956	2,429,179
Trading liabilities	8,066,745	9,689,434
Borrowed money	13,674,830	14,705,266
Foreign exchanges	1,465,847	2,872,560
Short-term bonds	424,000	863,000
Bonds	10,365,003	13,120,274
Due to trust account	2,413,464	1,246,198
Other liabilities	11,923,748	15,573,044
Reserve for employee bonuses	96,254	115,488
Reserve for executive bonuses	3,307	4,411
Net defined benefit liability	35,449	37,263
Reserve for executive retirement benefits	1,133	1,179
Reserve for point service program	28,659	35,622
Reserve for reimbursement of deposits	10,845	9,228
Reserve for losses on interest repayment	128,378	121,947
Reserves under the special laws	3,902	4,631
Deferred tax liabilities	265,354	698,632
Deferred tax liabilities for land revaluation	27,952	27,316
Acceptances and guarantees	13,693,771	14,869,558

Total liabilities	257,637,458	280,436,734

Net assets:
Capital stock	2,342,537	2,344,038
Capital surplus	694,052	610,143
Retained earnings	7,423,600	7,843,470
Treasury stock	(151,798)	(167,671)

Total stockholders’ equity	10,308,391	10,629,980

Net unrealized gains (losses) on other securities	1,373,521	2,406,883
Net deferred gains (losses) on hedges	(13,293)	(65,073)
Land revaluation excess	35,005	34,936
Foreign currency translation adjustments	843,614	1,362,647
Accumulated remeasurements of defined benefit plans	133,226	290,735

Total accumulated other comprehensive income	2,372,074	4,030,129

Stock acquisition rights	1,145	931
Non-controlling interests	109,495	138,925

Total net assets	12,791,106	14,799,967

Total liabilities and net assets	¥270,428,564	¥295,236,701

Sumitomo Mitsui Financial Group, Inc.

2. Consolidated statements of income and consolidated statements of comprehensive income

(Consolidated statements of income)

	Millions of yen
Year ended March 31	2023	2024
Ordinary income	¥6,142,155	¥9,353,590
Interest income	3,779,715	6,213,520
Interest on loans and discounts	2,465,859	3,636,796
Interest and dividends on securities	437,385	704,565
Interest on call loans and bills bought	76,714	207,201
Interest on receivables under resale agreements	20,232	119,755
Interest on receivables under securities borrowing transactions	34,078	87,502
Interest on deposits with banks	304,299	580,295
Interest on lease transactions	8,676	12,483
Interest on deferred payment	22,409	21,969
Other interest income	410,058	842,949
Trust fees	6,752	8,195
Fees and commissions	1,441,313	1,716,335
Trading income	120,727	371,135
Other operating income	477,892	609,082
Lease-related income	39,721	37,436
Other	438,170	571,645
Other income	315,754	435,320
Recoveries of written-off claims	16,923	16,934
Other	298,830	418,386
Ordinary expenses	4,981,224	7,887,462
Interest expenses	2,061,922	4,332,866
Interest on deposits	796,781	1,670,570
Interest on negotiable certificates of deposit	259,422	518,385
Interest on call money and bills sold	18,057	43,855
Interest on payables under repurchase agreements	275,765	749,371
Interest on payables under securities lending transactions	3,165	15,792
Interest on commercial paper	45,081	116,199
Interest on borrowed money	86,175	154,318
Interest on short-term bonds	30	210
Interest on bonds	256,862	352,806
Other interest expenses	320,579	711,354
Fees and commissions payments	222,321	234,305
Trading losses	—	263,379
Other operating expenses	371,925	348,899
Lease-related expenses	31,314	30,915
Other	340,610	317,984
General and administrative expenses	1,949,245	2,250,593
Other expenses	375,809	457,417
Provision for reserve for possible loan losses	88,272	118,388
Other	287,537	339,028

Ordinary profit	1,160,930	1,466,128

Sumitomo Mitsui Financial Group, Inc.

(continued)

	Millions of yen
Year ended March 31	2023	2024
Extraordinary gains	¥3,110	¥8,181
Gains on disposal of fixed assets	3,110	1,101
Reversal of reserve for eventual future operating losses from financial instruments transactions	0	—
Other extraordinary gains	—	7,080
Extraordinary losses	65,569	131,959
Losses on disposal of fixed assets	6,523	9,341
Losses on impairment of fixed assets	59,045	13,696
Provision for reserve for eventual future operating losses from financial instruments transactions	—	729
Other extraordinary losses	—	108,191

Income before income taxes	1,098,472	1,342,349

Income taxes-current	222,522	442,736
Income taxes-deferred	59,625	(69,073)

Income taxes	282,148	373,662

Profit	816,324	968,687

Profit attributable to non-controlling interests	10,481	5,740

Profit attributable to owners of parent	¥805,842	¥962,946

(Consolidated statements of comprehensive income)

	Millions of yen
Year ended March 31	2023	2024
Profit	¥816,324	¥968,687
Other comprehensive income (losses)	215,388	1,661,035
Net unrealized gains (losses) on other securities	(252,078)	1,024,910
Net deferred gains (losses) on hedges	54,055	(49,928)
Foreign currency translation adjustments	327,919	502,786
Remeasurements of defined benefit plans	12,078	156,856
Share of other comprehensive income of affiliates	73,412	26,410

Total comprehensive income	1,031,712	2,629,723

Comprehensive income attributable to owners of parent	1,019,625	2,621,070
Comprehensive income attributable to non-controlling interests	12,087	8,653

Sumitomo Mitsui Financial Group, Inc.

3. Consolidated statements of changes in net assets

	Millions of yen
	Stockholders’ equity
Year ended March 31, 2023	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the fiscal year	¥2,341,878	¥693,664	¥6,916,468	¥(13,402)	¥9,938,608
Changes in the fiscal year
Issuance of new stock	658	658			1,317
Cash dividends			(301,626)		(301,626)
Profit attributable to owners of parent			805,842		805,842
Purchase of treasury stock				(138,839)	(138,839)
Disposal of treasury stock		(111)		443	332
Changes in shareholders’ interest due to transaction with non-controlling interests		(270)			(270)
Increase due to decrease in affiliates accounted for by the equity method			1,712		1,712
Reversal of land revaluation excess			1,314		1,314
Transfer from retained earnings to capital surplus		111	(111)		—
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	658	388	507,131	(138,396)	369,782

Balance at the end of the fiscal year	¥2,342,537	¥694,052	¥7,423,600	¥(151,798)	¥10,308,391

	Millions of yen
	Accumulated other comprehensive income
Year ended March 31, 2023	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the fiscal year	¥1,632,080	¥(80,061)	¥36,320	¥450,143	¥121,123	¥2,159,606
Changes in the fiscal year
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Increase due to decrease in affiliates accounted for by the equity method
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the fiscal year	(258,559)	66,768	(1,314)	393,471	12,102	212,467

Net changes in the fiscal year	(258,559)	66,768	(1,314)	393,471	12,102	212,467

Balance at the end of the fiscal year	¥1,373,521	¥(13,293)	¥35,005	¥843,614	¥133,226	¥2,372,074

Sumitomo Mitsui Financial Group, Inc.

(Continued)

Year ended March 31, 2023	Millions of yen
	Stock acquisition rights	Non- controlling interests	Total net assets
Balance at the beginning of the fiscal year	¥1,475	¥97,641	¥12,197,331
Changes in the fiscal year
Issuance of new stock			1,317
Cash dividends			(301,626)
Profit attributable to owners of parent			805,842
Purchase of treasury stock			(138,839)
Disposal of treasury stock			332
Changes in shareholders’ interest due to transaction with non-controlling interests			(270)
Increase due to decrease in affiliates accounted for by the equity method			1,712
Reversal of land revaluation excess			1,314
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the fiscal year	(329)	11,854	223,991

Net changes in the fiscal year	(329)	11,854	593,774

Balance at the end of the fiscal year	¥1,145	¥109,495	¥12,791,106

Year ended March 31, 2024	Millions of yen
	Stockholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the fiscal year	¥2,342,537	¥694,052	¥7,423,600	¥(151,798)	¥10,308,391
Changes in the fiscal year
Issuance of new stock	1,501	1,500			3,001
Cash dividends			(348,177)		(348,177)
Profit attributable to owners of parent			962,946		962,946
Purchase of treasury stock				(211,434)	(211,434)
Disposal of treasury stock		(185)		401	216
Cancellation of treasury stock		(195,160)		195,160	—
Changes in shareholders’ interest due to transaction with non-controlling interests		(85,409)			(85,409)
Increase due to decrease in affiliates accounted for by the equity method			377		377
Reversal of land revaluation excess			68		68
Transfer from retained earnings to capital surplus		195,345	(195,345)		—
Net changes in items other than stockholders’ equity in the fiscal year

Net changes in the fiscal year	1,501	(83,909)	419,870	(15,872)	321,589

Balance at the end of the fiscal year	¥2,344,038	¥610,143	¥7,843,470	¥(167,671)	¥10,629,980

Sumitomo Mitsui Financial Group, Inc.

(Continued)

	Millions of yen
	Accumulated other comprehensive income
Year ended March 31, 2024	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the fiscal year	¥1,373,521	¥(13,293)	¥35,005	¥843,614	¥133,226	¥2,372,074
Changes in the fiscal year
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Cancellation of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Increase due to decrease in affiliates accounted for by the equity method
Reversal of land revaluation excess
Transfer from retained earnings to capital surplus
Net changes in items other than stockholders’ equity in the fiscal year	1,033,362	(51,780)	(68)	519,032	157,508	1,658,054

Net changes in the fiscal year	1,033,362	(51,780)	(68)	519,032	157,508	1,658,054

Balance at the end of the fiscal year	¥2,406,883	¥(65,073)	¥34,936	¥1,362,647	¥290,735	¥4,030,129

	Millions of yen
Year ended March 31, 2024	Stock acquisition rights	Non- controlling interests	Total net assets
Balance at the beginning of the fiscal year	¥1,145	¥109,495	¥12,791,106
Changes in the fiscal year
Issuance of new stock			3,001
Cash dividends			(348,177)
Profit attributable to owners of parent			962,946
Purchase of treasury stock			(211,434)
Disposal of treasury stock			216
Cancellation of treasury stock			—
Changes in shareholders’ interest due to transaction with non-controlling interests			(85,409)
Increase due to decrease in affiliates accounted for by the equity method			377
Reversal of land revaluation excess			68
Transfer from retained earnings to capital surplus			—
Net changes in items other than stockholders’ equity in the fiscal year	(213)	29,430	1,687,271

Net changes in the fiscal year	(213)	29,430	2,008,861

Balance at the end of the fiscal year	¥931	¥138,925	¥14,799,967

Sumitomo Mitsui Financial Group, Inc.

4. Consolidated statements of cash flows

	Millions of yen
Year ended March 31	2023	2024
Cash flows from operating activities:
Income before income taxes	¥1,098,472	¥1,342,349
Depreciation	238,696	253,827
Losses on impairment of fixed assets	59,045	13,696
Amortization of goodwill	29,232	39,242
Losses related to sale of freight car leasing business	—	108,191
Net (gains) losses on step acquisitions	—	(7,080)
Equity in (gains) losses of affiliates	(55,461)	(71,986)
Net change in reserve for possible loan losses	(74,781)	56,236
Net change in reserve for employee bonuses	3,442	15,231
Net change in reserve for executive bonuses	(770)	1,095
Net change in net defined benefit asset and liability	(86,536)	(206,752)
Net change in reserve for executive retirement benefits	45	46
Net change in reserve for point service program	3,659	6,962
Net change in reserve for reimbursement of deposits	5,077	(1,616)
Net change in reserve for losses on interest repayment	(6,706)	(6,431)
Interest income	(3,779,715)	(6,213,520)
Interest expenses	2,061,922	4,332,866
Net (gains) losses on securities	(51,242)	(157,931)
Net (gains) losses from money held in trust	454	(199)
Net exchange (gains) losses	(681,131)	(1,023,303)
Net (gains) losses from disposal of fixed assets	3,412	8,240
Net change in trading assets	(761,361)	(3,105,997)
Net change in trading liabilities	1,492,404	2,176,068
Net change in loans and bills discounted	(7,108,627)	(7,816,963)
Net change in deposits	9,477,514	4,874,227
Net change in negotiable certificates of deposit	(57,027)	1,614,779
Net change in borrowed money (excluding subordinated borrowings)	(5,368,773)	824,962
Net change in deposits with banks	(377,102)	(418,953)
Net change in call loans and bills bought and others	(3,243,078)	(2,223,456)
Net change in receivables under securities borrowing transactions	73,019	(1,222,928)
Net change in call money and bills sold and others	(1,410,327)	3,141,184
Net change in commercial paper	403,531	(56,179)
Net change in payables under securities lending transactions	(59,308)	215,664
Net change in foreign exchanges (assets)	888,295	(107,623)
Net change in foreign exchanges (liabilities)	244,713	1,402,696
Net change in lease receivables and investment assets	20,819	48,280
Net change in short-term bonds (liabilities)	(18,000)	439,000
Issuance and redemption of bonds (excluding subordinated bonds)	(157,319)	151,155
Net change in due to trust account	(30,408)	(525,794)
Interest received	3,530,912	6,109,785
Interest paid	(1,915,569)	(4,176,630)
Other, net	97,800	1,013,486

Subtotal	(5,510,776)	845,931

Income taxes paid	(384,408)	(203,069)

Net cash provided by (used in) operating activities	(5,895,185)	642,862

Sumitomo Mitsui Financial Group, Inc.

(continued)

	Millions of yen
Year ended March 31	2023	2024
Cash flows from investing activities:
Purchases of securities	¥(32,355,919)	¥(36,598,269)
Proceeds from sale of securities	17,887,615	14,138,643
Proceeds from redemption of securities	20,702,736	21,888,554
Purchases of money held in trust	(13,102)	(10,595)
Proceeds from sale of money held in trust	0	0
Purchases of tangible fixed assets	(100,015)	(141,688)
Proceeds from sale of tangible fixed assets	8,858	2,387
Purchases of intangible fixed assets	(199,114)	(250,193)
Purchases of stocks of subsidiaries resulting in change in scope of consolidation	—	(19,782)
Proceeds from sale of stocks of subsidiaries resulting in change in scope of consolidation	—	72,040

Net cash provided by (used in) investing activities	5,931,059	(918,904)

Cash flows from financing activities:
Proceeds from subordinated borrowings	10,000	10,000
Repayment of subordinated borrowings	(48,000)	(30,000)
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights	207,000	971,660
Redemption of subordinated bonds and bonds with stock acquisition rights	(85,000)	—
Dividends paid	(301,600)	(348,010)
Dividends paid to non-controlling stockholders	(2,626)	(9,004)
Purchases of treasury stock	(138,839)	(211,434)
Proceeds from disposal of treasury stock	332	216
Proceeds from sale of stocks of subsidiaries	—	4
Purchase of stocks of subsidiaries not resulting in change in scope of consolidation	—	(102,737)
Proceeds from sale of stocks of subsidiaries not resulting in change in scope of consolidation	956	—

Net cash provided by (used in) financing activities	(357,778)	280,693

Effect of exchange rate changes on cash and cash equivalents	354,081	511,430

Net change in cash and cash equivalents	32,176	516,081

Cash and cash equivalents at the beginning of the fiscal year	65,832,072	65,864,248

Cash and cash equivalents at the end of the fiscal year	¥65,864,248	¥66,380,330

Sumitomo Mitsui Financial Group, Inc.

5. Notes to consolidated financial statements

(Note on going concern)

 Not applicable.

(Segment information)

1.	Information on profit and loss amount by reportable segment

	Millions of yen
Fiscal year ended March 31, 2024	Wholesale Business Unit	Retail Business Unit	Global Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥835,200	¥1,290,000	¥1,375,900	¥526,200	¥(288,482)	¥3,738,818
General and administrative expenses	(311,000)	(1,079,900)	(809,300)	(165,300)	114,907	(2,250,593)
Others	107,900	5,600	78,300	29,000	(148,814)	71,986

Consolidated net business profit	¥632,100	¥215,700	¥644,900	¥389,900	¥(322,389)	¥1,560,211

Notes:

1.	Figures shown in the parenthesis represent the loss.
2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
3.	“Head office account and others” includes profit or loss to be eliminated as inter-segment transactions.

2.	Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on consolidated statements of income (adjustment of difference)

Fiscal year ended March 31, 2024	Millions of yen
Consolidated net business profit	¥1,560,211
Other ordinary income (excluding equity in gains of affiliates)	363,334
Other ordinary expenses	(457,417)

Ordinary profit on consolidated statements of income	¥1,466,128

Note: Figures shown in the parenthesis represent the loss.

Sumitomo Mitsui Financial Group, Inc.

(Per share data)

As of and year ended March 31, 2024	Yen
Net assets per share	¥11,157.36
Earnings per share	724.55
Earnings per share (diluted)	724.34

(Notes)

1. Earnings per share and earnings per share (diluted) are calculated based on the followings:

Year ended March 31, 2024	Millions of yen, except number of shares
Earnings per share
Profit attributable to owners of parents	¥962,946
Amount not attributable to common stockholders	—
Profit attributable to owners of parents attributable to common stock	962,946
Average number of common stock during the fiscal year (in thousands)	1,329,025

Earnings per share (diluted)
Adjustment for profit attributable to owners of parents	—
Adjustment of dilutive shares issued by consolidated subsidiaries and equity method affiliates	—
Increase in number of common stock (in thousands)	386
Stock acquisition rights (in thousands)	386
Outline of dilutive shares which were not included in the calculation of “Earnings per share (diluted)” because they do not have dilutive effect:	—

2. Net assets per share is calculated based on the followings:

March 31, 2024	Millions of yen, except number of shares
Net assets	¥14,799,967
Amount excluded from net assets	139,857
Stock acquisition rights	931
Non-controlling interests	138,925
Net assets attributable to common stock at the fiscal year-end	14,660,110
Number of common stock at the fiscal year-end used for the calculation of net assets per share (in thousands)	1,313,941

Sumitomo Mitsui Financial Group, Inc.

(Significant subsequent events)

1. Cancellation of Own Shares

On April 15, 2024, the Company has conducted the cancellation of its own shares that was resolved by the Board of Directors held on November 14, 2023 and March 27, 2024.

(1) Reason for cancellation of Own Shares

The Company will proceed with a cancellation of its own shares in order to enhance shareholder returns, improve capital efficiency and facilitate a flexible capital policy.

(2) Type of shares cancelled: Common stock

(3) Number of shares cancelled: 20,132,000 shares (Equivalent to 1.5% of the number of shares issued before cancellation)

(4) Cancellation date: April 15, 2024

2. Stock split and partial amendments to the Articles of Incorporation to conduct the stock split

At the Board of Directors held on May 15, 2024, the Company resolved to implement a stock split, and accordingly, propose partial amendments to the Articles of Incorporation to conduct the stock split at the 22nd Ordinary General Meeting of Shareholders scheduled for June 27, 2024.

(1) Purpose of the stock split

By reducing the stock price per investment unit, the Company seeks to develop a more investor-friendly environment and expand the investor base.

(2) Method of the stock split

Each share of common stock owned by shareholders listed or recorded in the closing register of shareholders on the record date of September 30, 2024, will be split into three shares per share.

(3) Increase in the number of shares due to the stock split

1) Total number of issued shares before the stock split: 1,317,397,084 shares

2) Number of shares to be increased by the stock split: 2,634,794,168 shares

3) Total number of issued shares following the stock split: 3,952,191,252 shares

4) Total number of authorized shares following the stock split: 9,000,564,000 shares

* The numbers of shares in 1), 2) and 3) above are subject to change prior to the record date.

(4) Schedule for the stock split

1) Public notice of record date (tentative): September 13, 2024

2) Record date: September 30, 2024

3) Effective date: October 1, 2024

(5) Partial amendments to the Articles of Incorporation to conduct the stock split

The Company proposes partial amendments to the Articles of Incorporation, effective on October 1, 2024, since it is necessary to increase the total number of issued shares and the total number of authorized shares for common stocks in accordance with the above split ratio of the common stocks.

Existing Articles of Incorporation	Proposed Amendments

(Total Number of Authorized Shares)

Article 6. The total number of shares the Corporation is authorized to issue shall be three billion five hundred sixty four thousand (3,000,564,000) shares.

(Total Number of Authorized Shares of Each Particular Class of Shares)

Article 7. The total number of shares the Corporation is authorized to issue shall consist of three billion (3,000,000,000) common stocks, one hundred sixty seven thousand (167,000) type 5 preferred stocks, one hundred sixty seven thousand (167,000) type 7 preferred stocks, one hundred fifteen thousand (115,000) type 8 preferred stocks and one hundred fifteen thousand (115,000) type 9 preferred stocks.

(Total Number of Authorized Shares)

Article 6. The total number of shares the Corporation is authorized to issue shall be nine billion five hundred sixty four thousand (9,000,564,000) shares.

(Total Number of Authorized Shares of Each Particular Class of Shares)

Article 7. The total number of shares the Corporation is authorized to issue shall consist of nine billion (9,000,000,000) common stocks, one hundred sixty seven thousand (167,000) type 5 preferred stocks, one hundred sixty seven thousand (167,000) type 7 preferred stocks, one hundred fifteen thousand (115,000) type 8 preferred stocks and one hundred fifteen thousand (115,000) type 9 preferred stocks.

Sumitomo Mitsui Financial Group, Inc.

(6) Effect on per share data

Assuming that the Company conducts the stock split at the beginning of the fiscal year ended March 31, 2024, per share data are as follows:

Yen
Net assets per share	¥3,719.12
Earnings per share	241.52
Earnings per share (diluted)	241.45

3. Repurchase and cancellation of Own Shares

At the Board of Directors held on May 15, 2024, the Company resolved to repurchase its own shares under Article 8 of the Articles of Incorporation pursuant to Paragraph 1 of Articles 459 of the Companies Act and cancel the repurchased shares pursuant to Article 178 of the Companies Act.

(1) Reason for the repurchase of Own Shares

The Company will proceed with a flexible repurchase of its own shares in order to enhance shareholder returns and improve capital efficiency.

(2) Outline of the repurchase

1) Type of shares to be repurchased: Common stock

2) Aggregate number of shares to be repurchased: Up to 15,000,000 shares (Equivalent to 1.1% of the number of shares issued (excluding treasury stock))

3) Aggregate amount to be repurchased: Up to JPY 100,000,000,000

4) Repurchase period: From May 16, 2024 to July 31, 2024

5) Repurchase method: Market purchase based on a discretionary dealing contract regarding repurchase of its own shares

(3) Outline of the cancellation

1) Type of shares to be cancelled: Common stock

2) Number of shares to be cancelled: All of the shares repurchased as stated in (2) above

3) Scheduled cancellation date: August 20, 2024

4. Acquisition of the Company’s shares for Share-Based Compensation Plan for Employees

At the Board of Directors held on May 15, 2024, the Company resolved the details of the acquisition of its shares by the Trustee of the Employee Stock Ownership Plan (the “ESOP”) related to the Share-Based Compensation Plan (the “Plan”) for the employees of SMBC, a consolidated subsidiary of the Company.

(1) Outline of the ESOP

1) Name: Stock grant trust for employees

2) Trustor: The Company

3) Trustee: Sumitomo Mitsui Trust Bank, Limited

4) Beneficiary: Employees who meet requirements as beneficiaries

5) Trust administrator: A third party that is independent of the Company and its officers will be appointed

6) Voting rights: The trustee shall exercise the voting rights during the trust period based on the trust administrator’s instructions

7) Trust type: Money trust other than a specified cash trust for separate investment

8) Date of trust contract: May 23, 2024

9) Date to entrust cash: May 23, 2024

10) Date to end trust: The end of May 2026 (tentative)

(2) Acquisition of the Company’s shares by the Trustee of the ESOP

1) Type of share to be acquired: Common stock

2) Cash entrusted for the acquisition of the shares: JPY 1,490,000,000

3) Number of shares: 149,000 (Maximum)

4) Method of the share acquisition: Acquisition from the stock market

5) Period of the share acquisition: From May 23, 2024 to May 31, 2024